FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

TABLE OF CONTENTS

Item

1.	Material Fact

Santiago (Chile), January 5, 2005

Messrs.

Chilean Securities Commission

REF.	Communicates change of Chairman and Vice-Chairman of the Board of Directors of the company for the purposes of the Public Registry established in article 68 of the Securities Markets Law, Nº 18.045.

Ladies and gentlemen:

As duly empowered by the Board of Directors to provide this information and for the purposes of the Public Registry above referred, I hereby inform you that in the Board of Directors’ meeting of Celulosa Arauco y Constitución S.A., held on January 4, 2005, it was accepted the voluntary resignation presented to his position of Chairman of the Board, by Mr José Tomás Guzmán Dumas, who maintained his position as Director of the company, being appointed as new Chairman of the Board of Directors, Mr. Alberto Etchegaray Aubry.

In the same meeting, it was accepted the voluntary resignation presented to his position of Vice-Chairman of the Board, by Mr. Roberto Angelini Rossi, who maintained his position as Director of the company, being appointed as new Vice-Chairman of the Board of Directors, Mr. José Tomás Guzmán Dumas.

Enclosed herein is the Form Nº 1 (“Anexo 1”), established by Regulation (“Oficio Circular”) Nº 03572 of June 9, 2000, issued by the Chilean Securities Commission, which has been completed with the information requested in such Oficio Circular.

Regards,

CELULOSA ARAUCO Y CONSTITUCIÓN S.A.

Manuel E. Bezanilla Urrutia

Director

Oficio Circular No 3572

ANEXO No1

SENORES

REGISTRO DE DIRECTORS SVS

FECHA:

05-01-05

ENTIDAD:

RAZON SOCIAL

CELULOSA ARAUCOY CONSTITUCIÓN S.A

R.U.T

93.458.000-1

ADMINISTRACION:

R:U.T	Apellido paterno / materno / nombres	Cod. Cargo	Inicio Dia/Mes/Ano	Término Dia/Mes/Ano	Causal de Término
2.779,390-8	Guzmán Dumas, José Tomás	PD		04-01-05	Renuncia
625.652-0	Angelini Rossi, Roberto	VP		04-01-05	Renuncia
5.163.821-2	Etchegaray Aubry, Alberto	PD	04-01-05
2.779.390-8	Guzmán Dumas, José Tomás	VP	04-01-05

Manuel Enrique Bezanilla Urrutia
(Nombre y Firma) Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A. (Registrant)

Date: January 19, 2005	By:	/s/ ALEJANDRO PÉREZ
	Name:	Alejandro Pérez
	Title:	Chief Executive Officer